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                              August 1, 2023

       Joseph Campanelli
       President, Chief Executive Officer
       NB Bancorp, Inc.
       1063 Great Plain Avenue,
       Needham, Massachusetts 02492

                                                        Re: NB Bancorp, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 27, 2023
                                                            File No. 333-272567

       Dear Joseph Campanelli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed on July 27, 2023

       Business of Needham Bank
       Sources of Funds, page 111

   1. Please revise to disclose the outstanding amount of time deposits that are uninsured at the end of the latest
reported period by time remaining until maturity. Refer to Item
                                                        1406(f)(2) of
Regulation S-K.
       Consolidated Financial Statements of NB Financial, MHC and Subsidiary
       Note 5     Mortgage Banking     Loan Sales and Servicing, page F-68

   2.                                                   Please refer to comment
11. We note that the carrying value of your mortgage servicing rights disclosed on
page F-68 is the same amount as the fair value disclosed on page F-
                                                        83. We also note your
policy on page F-53 which states: "For subsequently measuring
 Joseph Campanelli
NB Bancorp, Inc.
August 1, 2023
Page 2
      and reporting servicing assets, the Company has chosen to use the amortization method, rather than the fair value measurement method." Please tell us how you determined that the fair value of your mortgage servicing rights was equivalent to their carrying value at each reporting period presented in the financial statements.
        You may contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-
3294 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph Campanelli
                                                            Division of
Corporation Finance
Comapany NameNB Bancorp, Inc.
                                                            Office of Finance
August 1, 2023 Page 2
cc:       Steven Lanter
FirstName LastName